Exhibit 99.1

EXECUTION VERSION

EQUITY COMMITMENT LETTER

Date: 19 October, 2026

To:

REE Automotive Ltd. (the “Company”)
Kibbutz Glil-Yam 4690500

Israel

Daniel Barel (“Barel”)

And

Ahishay Sardes (“Sardes”)

From:

Kukac LLC

c/o 9060 W Cheyanne Ave

Las Vegas

NV 89129
USA

Elljay Ltd

c/o Saffery LLP,

10 Wellington Place

Leeds LS1 4AP

United Kingdom

This equity commitment letter (this “Commitment Letter”) outlines the terms and conditions under which Kukac LLC (“Kukac”) and Elljay Limited (“Elljay”, and together with Kukac, the “Investors”) commit to making an equity investment in the Company, in connection with a proposed debt restructuring of the Company under the Insolvency and Economic Rehabilitation Law, 5778-2018 (the “Restructuring”):

1.	The Commitment

Subject to the conditions of this Commitment Letter, the Investors commit to invest an aggregate amount of USD 4,000,000 in the Company (the “Investment Amount”). The commitments of the Investors are strictly several, and not joint, as follows:

●	Kukac: USD 2,000,000; and

●	Elljay: USD 2,000,000.

2.	Closing

At the closing of the Restructuring (the “Closing”):

a.	all existing debts and other liabilities of the Company, including claims and potential claims by various creditors arising from events occurring prior to the Closing against the Company (together, the “Past Claims”), in accordance with the court-approved creditors’ arrangement and subject to the payment obligations expressly provided therein, shall be released and settled, with no liability outstanding in respect thereof as at the Closing, in exchange for up to USD 3 million the Company’s available cash and expected receivables Which shall be transferred by the Company to a designated account maintained by the Arrangement Manager in accordance with the payment schedule set forth in the court-approved creditors’ arrangement, for distribution to creditors and payment of the costs of the insolvency proceedings, in accordance with the creditors’ arrangement approved by the competent Israeli court. Such amounts shall be paid solely to preferred creditors and unsecured creditors, and toward the costs of the insolvency proceedings (as determined by the court), in accordance with the terms of the creditors’ arrangement, but not to any creditor whose position is dealt with under this Commitment Letter. Eligible holders of Past Claims shall be granted a contingent value right (the “CVR”) in aggregate, payable by the Company contingent on a sale of the Company’s shares in a transaction involving a change of control or a sale of substantially all the Company’s business and assets on or before 30 September 2029 as follows:

-	USD 2 million if the transaction generates Exit Proceeds in excess of USD 50 million; and

-	An incremental USD 1 million if the transaction generates Exit Proceeds in excess of USD 150 million.

Any CVR payment shall be made in cash, including where the Exit Transaction involves non-cash consideration.

The Investment Amount is required as working capital for the Company to continue as a going concern and will not be available to pay the Company’s creditors or the cost of the insolvency proceedings;

b.	all existing shares, options, warrants, convertible securities, or other rights to receive or buy shares in the Company shall be cancelled or terminated with no Claims remaining pursuant to them and the share capital and rights to share capital shall be solely as set out in this Commitment Letter;

c.	the Company’s shares shall be delisted from NASDAQ and it shall be a private company under Israeli law.

3.	Ordinary A Shares

The Investment Amount shall be invested in a newly-created class of Ordinary A Shares (the “Ordinary A Shares”). The issue price per share shall be set so that, immediately following the closing of the Restructuring (the “Closing”), the Ordinary A Shares represent sixty percent (60%) of the Company’s fully diluted equity on a post-money basis, excluding the issuance of the New ESOP post-Closing (the “Equity).

4.	Terms of the Ordinary A Shares

The Ordinary A Shares shall be in all respects identical to Ordinary Shares except that upon an Exit Transaction, the Ordinary A Shares in aggregate shall be entitled to a share of the proceeds that would be payable to holders of Ordinary Shares but for this provision, minus ‘Z Amount’, where the “Z Amount” shall mean (based on the share capital in issue at the Closing and subject to dilution by future capital raisings):

-	If the Exit Proceeds exceed USD 50 million but are less than USD 60 million, 2% of the Exit Proceeds;

-	If the Exit Proceeds exceed USD 60 million but are less than USD 70 million, 4% of the Exit Proceeds;

-	If the Exit Proceeds exceed USD 70 million but are less than USD 80 million, 6% of the Exit Proceeds;

-	If the Exit Proceeds exceed USD 80 million but are less than USD 90 million, 8% of the Exit Proceeds;

-	If the Exit Proceeds exceed USD 90 million, 10% of the Exit Proceeds; or

-	If the Exit Proceeds exceed USD 150 million, 13% of the Exit Proceeds; plus in all cases,

-	If the Exit Transaction closes on or before 31 March, 2027, an additional 1% of the Exit Proceeds regardless of the amount of Exit Proceeds.

“Exit Transaction” means any transaction or series of related transactions pursuant to which: (a) any person or group of persons acquires, directly or indirectly, more than 50% of the issued share capital of the Company; or (b) the Company sells, transfers or otherwise disposes of all or substantially all of its business, undertaking or assets (whether in a single transaction or a series of related transactions).

“Exit Proceeds” means the aggregate amount of cash and any non-cash consideration received or receivable by the Company and/or its shareholders in connection with an Exit Transaction, including any deferred consideration, but excluding any amounts required to discharge or repay the Company’s indebtedness and any transaction costs, fees and expenses incurred in connection with the Exit Transaction. For the avoidance of doubt, amounts payable under the CVR shall not be deducted in calculating Exit Proceeds for purposes of determining whether the applicable CVR payment thresholds have been met.

5.	Barel Loan

The outstanding principal amount of approx. USD 1,625,000 owed by the Company to Barel shall be treated as unsecured debt (and not as preferred debt) in the Restructuring. At Closing, the entire outstanding amount of such loan shall be converted into newly issued of the Company (the “Ordinary B Shares”), representing 19% of the Equity, in full and final settlement of such loan. Barel shall not be entitled to any cash distribution or CVR in respect of such loan under the Restructuring. The Ordinary B Shares shall be in all respects identical to Ordinary Shares except that upon an Exit Transaction, the Ordinary B Shares as a class, shall be entitled to the Z Amount. Ordinary B Shares will be fully vested from the date of issuance and not conditional upon continued employment by the Company.

6.	Sardes Loan

The outstanding principal amount of approximately USD 855,000 owed by the Company to Sardes shall be treated as unsecured debt (and not as preferred debt) in the Restructuring. At Closing, the entire outstanding amount of such loan shall be converted into newly issued Ordinary B Shares representing ten percent (10%) of the Equity, in full and final settlement of such loan. Sardes shall not be entitled to any cash distribution or CVR in respect of such loan under the Restructuring. The Ordinary B Shares shall be in all respects identical to Ordinary Shares except that upon an Exit Transaction, the Ordinary B Shares as a class, shall be entitled to the Z Amount.

7.	Convertible Promissory Notes

All outstanding convertible promissory notes for which a valid claim was submitted by the holder(s) no later than 14 September 2026, shall be converted into Ordinary Shares at the Closing as part of the Restructuring. Such converted Ordinary Shares shall be diluted by the Ordinary A Shares and the Ordinary B Shares, such that they represent 11% of the Equity and converted into Ordinary A Shares. Any claims submitted by Kukac and/or M&G group entities shall be subject to review and determination in accordance with the applicable proceedings and the orders of the competent Israeli court.

Kukac shall be entitled to sell a portion of its Ordinary Shares to Elljay and/or M&G group entities and/or syndicate a small position to other investors as a permitted transfer.

8.	Employee Share Plan

Following the Closing, a new employee share option plan (the “New ESOP”) shall be adopted and implemented in a tax-efficient manner under the capital gains track of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961. Under the New ESOP, eligible employees (excluding Barel and Sardes) shall be eligible to receive up to 13.5% of the equity of the Company in the form of equity awards settled in Ordinary A Shares plus, in the event of an Exit Transaction which generates Exit Proceeds in excess of USD 50 million, an additional 1% of the equity of the Company in the form of equity awards settled in Ordinary A Shares.

For the avoidance of doubt, all Ordinary A Shares issued or issuable under the New ESOP shall participate in the proceeds of an Exit Transaction on the same economic basis as all other Ordinary A Shares, including where the consideration consists wholly or partly of shares, securities or other non-cash consideration, subject to the applicable vesting and exercise conditions.

Any additional 1% allocation triggered by an Exit Transaction shall be taken into account for purposes of determining the participation of the New ESOP holders in the proceeds of that Exit Transaction, and not only in subsequent transactions. The issuance of options or shares under the New ESOP shall dilute all shareholders of the Company pro rata. Should the Company sell its civilian business, the Investors will support re-incentivisation of the New ESOP participants via amendment of the New ESOP.

9.	Illustrative Cap Table Following Closing

The table below sets out the illustrative ownership structure of the Company immediately following the Closing, based on the terms of this Commitment Letter and excluding the issuance of any options or shares under the New ESOP.

Holder	Class of Shares	Percentage Holding
Investors	Ordinary A Shares	60%
Barel	Ordinary B Shares	19%
Sardes	Ordinary B Shares	10%
Eligible Previous Holders of convertible promissory notes (for which a claim was received)*	Ordinary A Shares	11%

The above percentages are calculated on a fully diluted basis.

* To the extent that no other convertible noteholders are entitled to an allocation under the court-approved Restructuring, Kukac to receive the entire 11% but will make available half its allocation to M&G as a subsequent permitted transfer.

10.	Board of Directors

At Closing, the board of directors of the Company shall be reconstituted as a private company board comprising five (5) directors in total, as follows:

●	Barel;

●	Sardes; and

●	Three (3) representatives appointed by the Investors, provided that one (1) of these three representatives shall be a non-executive director possessing background and experience in the Israeli defence business (public and/or private sector).

Following Closing, the board of directors will approve a business plan to be implemented by the Company.

11.	Conditions to Closing

The Investors’ commitment to fund the Investment Amount is strictly conditioned upon the satisfaction (or waiver by the Investors) of the following conditions precedent on or prior to 15 November 2026 (the “Long-Stop Date”):

a.	Approval of the Restructuring: The competent Israeli court shall have approved the Restructuring.

b.	Exclusivity: With effect from the date of this Commitment Letter, neither the Company, nor its officers, directors, representatives and advisors (including Barel and Sardes on behalf of the Company or in a personal capacity) may negotiate about, solicit, or accept any equity or equity-like investment from any other party, except as expressly contemplated in this Commitment Letter.

c.	Intellectual Property: All intellectual property used by the Company is fully and exclusively owned by the Company free and clear of all liens or third-party claims, and that the Company has not licensed that intellectual property to anyone else, except for named parties on terms in public filings on EDGAR made prior to the date of this Commitment Letter, or if any intellectual property used by the Company is not so owned by the Company, it will have been transferred to the Company prior to Closing.

d.	Approvals: Approval by each competent authority required to consummate the transaction contemplated by the creditors’ arrangement, including the approval of the Israel Innovation Authority and the International Research Fund, to the extent such approval is required under the contractual arrangements with the Company;

e.	Subsidiaries and Assets: All the Company’s subsidiaries remain wholly owned and, with the exception of REE Automotive UK Limited and REE Software UK Limited, none is either insolvent nor involved in an insolvency or other financial distress procedure. All fixed assets or stock owned by the Company or any subsidiary remain owned and are not subject to any charge, lien or similar secured interest, subject to usual and customary ordinary course exceptions.

f.	Remuneration Realignment: The remuneration packages of Barel and Sardes shall have been realigned to reflect the Company’s post-Closing financial situation. Their respective base salaries shall remain USD 500,000 per annum and USD 471,000 respectively[1], and their annual bonuses for 2026 and future years will be deferred until, and payable only at the time of, an Exit Transaction.

[1]	Based on SEC-filed disclosures. Company to confirm correct numbers.

g.	Retention of All Current Employees: All employees notified to Kukac’s advisers prior to the date of this Commitment Letter to be key employees remain as employees or contractors with the Company post-Closing, save for the departure of employees approved by the Investors, if any.

h.	Customer Contracts: No material customer contracts in existence as at 1 July, 2026 shall have been terminated prior to Closing, nor is there any indication that any such contract will be terminated following the Closing.

i.	Shareholders’ Agreement and Articles of Association: Execution of a definitive Shareholders’ Agreement among the Investors, Barel, Sardes and the Company and Articles of Association being adopted consistent with it being a private company operating in accordance with this Commitment Letter. The Shareholders’ Agreement shall contain customary terms for a company of this nature under Israeli law, including pre-emption rights on new share issuances, rights of first offer, drag-along rights (exercisable by a simple majority of the fully-diluted equity of the Company), tag-along rights, shareholder class rights protections, customary information rights and a list of matters which the management must refer to the board of directors (which the board of directors may amend at any time). Minority shareholder protections will be based on Israeli standard company law, with no additional reserved matters.

j.	Closing Deadline: Closing must occur no later than the Long-Stop Date. The Investors may waive any of these conditions.

12.	Tax Losses

To the extent permitted by applicable law, the Company’s existing tax losses and tax loss carryforwards shall be utilized, as a first priority, to offset any taxable income or tax liabilities arising from or in connection with the Restructuring and the court-approved creditors’ arrangement, including, without limitation, tax liabilities relating to prior periods and taxable income arising from the forgiveness or discharge of indebtedness under the Restructuring. The Company shall not voluntarily utilize such losses for other purposes to the extent that doing so would prejudice their availability for the foregoing purposes.

13.	Binding Effect

This Commitment Letter constitutes a legally binding obligation of the parties hereto, subject to the conditions set out above. Please confirm your agreement to the terms of this Commitment Letter by countersigning this letter below.

14.	Governing Law and Jurisdiction

This Commitment Letter and any dispute, claim or controversy arising out of or in connection with it, including its interpretation, validity, performance, enforcement or termination, shall be governed by and construed in accordance with the laws of the State of Israel, without regard to its conflict of laws principles.

The District Court of Tel Aviv-Jaffa, Israel, in the proceedings concerning the Company’s Restructuring, shall have exclusive jurisdiction over any such dispute, claim or controversy, and each of the parties hereby irrevocably submits to such jurisdiction and waives any objection to the jurisdiction or venue of such court.

AGREED

KUKAC LLC:		ELLJAY LIMITED:

By:	/s/ Jacqueline Daley	By:	/s/ Sir Jeremy Isaacs
Name:	Jacqueline Daley	Name:	Sir Jeremy Isaacs
Title:	Director	Title:	Director

ACKNOWLEDGED AND AGREED to this ______day of October, 2026:

THE COMPANY:		DANIEL BAREL (personal capacity):
REE AUTOMOTIVE LTD.

By:	/s/ Daniel Barel	/s/ Daniel Barel
Name:	Daniel Barel	Daniel Barel
Title:	Co-Founder and CEO
AHISHAY SARDES (personal capacity):

/s/ Ahishay Sardes
Ahishay Sardes